

Mail Stop 4561

April 6, 2010

Gary S. Barancik
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Boulevard
Stamford, CT 06901

> **Re: BPW Acquisition Corp.
> Preliminary Revised Proxy Statement on Schedule 14A
> Filed April 1, 2010
> File No. 001-33979**

Dear Mr. Barancik:

We have reviewed your correspondence dated April 6, 2010 and have the following comment.

1.   We have reviewed your response to prior comment 2. Without necessarily agreeing or disagreeing with your response, we have determined not to pursue this issue further at the present time. We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time on the specific issues raised.

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Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503. You may also contact the Legal Branch Chief, Mark P. Shuman, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (212) 403-2341
       Matthew M. Guest, Esq.
       Wachtell, Lipton, Rosen & Katz